Spur Ventures Inc.

Consolidated Financial Statements (Unaudited)
For the nine months ended September 30, 2005 and 2004
(expressed in Canadian dollars)

SPUR VENTURES INC.
CONSOLIDATED BALANCE SHEETS
September 30, 2005

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
Expressed in Canadian dollars as at	2005	2004
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$36,970,593	$9,484,991
Short-term investments	-	5,510,500
Accounts receivable	604,766	188,415
Inventory	2,790,917	1,125,024
Prepaid expenses	397,664	96,034
Due from YPCC - Note 5	367,019	371,103
	41,130,959	16,776,067

Other assets - Deferred Costs of Tianren Acquisition	110,701
Fixed assets - net	9,285,506	8,438,916
Land use right - net	809,502	482,639
Mineral properties - Note 2	2,608,810	2,417,338

	$53,945,478	$28,114,960

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,173,333	$1,181,390
Customer deposits	551,462	494,632
Other payable	199,541	228,863
Amount due to Yuanfeng	118,780	44,290
Bank loans - Note 6	3,091,700	3,853,100
	5,134,816	5,802,275

Minority interest	817,562	971,098

SHAREHOLDERS' EQUITY
Capital stock - Note 7
Authorized -
Unlimited number of Common shares without par value
Unlimited number of Preferred shares without par value
Issued -
58,040,520 Common shares (2004: 39,889,328)	56,465,243	27,550,651
Stock options and warrants	3,289,665	2,763,003
Cumulative translation adjustment	(618,284)	(408,187)
Deficit	(11,143,524)	(8,563,880)
	47,993,100	21,341,587

	$53,945,478	$28,114,960

APPROVED BY THE DIRECTORS

Robert Atkinson	Ian YB He
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

SPUR VENTURES INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the Three Months and Nine Months Ended September 30, 2005 and 2004
(Unaudited)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Three Months ended		Nine Months ended
	September 30,	September 30,	September 30,	September 30,
Expressed in Canadian dollars	2005	2004	2005	2004

Sales	$2,083,218	$1,495,141	$6,809,157	$2,492,930
Cost of sales	1,993,120	1,566,432	6,308,922	2,442,883
Gross profit	90,098	(71,291)	500,235	50,047

Expenses
Consulting fees	53,500	94,000	150,500	259,962
Depreciation and amortization	28,160	72,007	112,148	94,333
Interest	47,276	65,844	157,849	129,590
Office and miscellaneous	107,591	43,198	261,928	112,740
Printing and mailing	6,075	4,005	45,762	32,726
Professional fees	71,850	40,056	211,063	83,785
Rent	12,229	32,096	60,785	52,160
Repairs and maintenance	175	43,184	49,242	47,698
Selling expenses	90,954	26,528	247,192	56,914
Stock-based compensation expenses	190,190	626,111	618,661	812,488
Transfer agent and filing fees	7,299	13,070	23,753	54,682
Travel, advertising and promotion	104,846	44,394	294,677	137,693
Wages and benefits	135,522	41,685	425,704	82,623
	855,667	1,146,178	2,659,264	1,957,394

Operating loss	(765,569)	(1,217,469)	(2,159,029)	(1,907,347)

Other income and expenses
Gain on disposal of marketable securities	-	-	-	2,333
Interest income	142,388	77,086	204,553	98,270
Energy trust income	-	-	-	825
Other income	-	-	-	65,595
Foreign exchange gain (loss)	(772,276)	58,870	(772,985)	79,518
	(629,888)	135,956	(568,432)	246,541

Loss before minority interest	(1,395,457)	(1,081,513)	(2,727,461)	(1,660,806)
Minority interest	61,973	95,371	147,817	104,784
Loss for the period	(1,333,484)	(986,142)	(2,579,644)	(1,556,022)

Deficit, Beginning of period as previously reported	(9,810,040)	(6,771,437)	(8,563,880)	(4,732,692)
Stock-based compensation expenses	-	-	-	(1,468,865)
Deficit, Beginning of period, restated	(9,810,040)	(6,771,437)	(8,563,880)	(6,201,557)

Deficit, End of period	(11,143,524)	(7,757,579)	(11,143,524)	(7,757,579)

Basic and diluted loss per common share	(0.03)	(0.02)	(0.06)	(0.05)

Weighted average number of common shares outstanding	52,807,153	39,889,328	44,413,205	34,267,111

(The accompanying notes are an integral part of these consolidated financial statements)

SPUR VENTURES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months and Nine Months Ended September 30, 2005 and 2004
(Unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months ended		Nine Months ended
	September 30,	September 30,	September 30,	September 30,
In Canadian dollars	2005	2004	2005	2004

Cash flows from operating activities
Cash received from customers	$1,791,776 $	1,619,330	$6,450,242 $	2,593,401
Energy trust income received	-	-	-	825
Interest received	43,113	51,075	166,483	111,043
Other income received	-	-	-	65,595
Interest paid	(23,816)	(75,870)	(125,726)	(114,207)
Cash paid to suppliers and employees	(3,539,097)	(1,208,334)	(9,770,153)	(3,045,619)
	(1,728,024)	386,201	(3,279,154)	(388,962)

Cash flows from investing activities
Feasibility study, project development	(83,359)	(17,038)	(200,396)	(50,204)
Purchase of fixed assets	(259,831)	(874,091)	(1,540,596)	(1,537,942)
Purchase of land use rights	-	-	(359,883)	-
Purchase of short-term investment	-	(7,500,000)		(7,500,000)
Redemption of short-term investment	-	-	5,510,500	-
Advance to joint venture - YMC	-	(16,430)		(516,430)
Amount due to Yuanfeng		-	78,041	-
Amount due from joint venture partner - YSC	6,891	-	-	-
Acquisition of YSC, net of cash acquired	-	-	-	(572,255)
	(336,299)	(8,407,559)	3,487,666	(10,176,831)

Cash flows from financing activities
Share subscriptions received, net	28,000,091	(51,360)	28,822,592	15,784,724
Amount due to joint venture partners	-	(52,059)		(38,100)
Repayment of bank loan	-	-	(730,500)	-
Proceeds from disposal of marketable securities	-	-	-	100,833
	28,000,091	(103,419)	28,092,092	15,847,457

Effect of exchange rate changes	(781,254)	(108,327)	(815,002)	(151,575)

Increase (decrease) in cash and cash equivalents	25,154,514	(8,233,104)	27,485,602	5,130,089

Cash and cash equivalents, beginning of period	11,816,079	18,328,764	9,484,991	4,965,571

Cash and cash equivalents, end of period	$36,970,593	10,095,660	$36,970,593	10,095,660

(The accompanying notes are an integral part of these consolidated financial statements)

SPUR VENTURES INC.
NOTES TO INTERM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005
(Unaudited)

1. Basis of Presentation

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These interim consolidated financial statements do not include all disclosures required under Canadian generally accepted accounting principles for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2004.

The same accounting policies, as disclosed in the audited financial statements, included in the Company’s latest annual report have been used.

The preparation of the consolidated financial statements compliant with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the consolidated financial statements.

The unaudited consolidated financial statements include Spur Ventures Inc. (“the Company”), its 72.18% owned Joint Venture Company, Yichang Spur Chemicals Ltd. (“YSC”); its 78.72% owned Joint Venture Company which is awaiting approval of the Chinese authorities, Yichang Maple Leaf Chemicals Ltd. (“YMC”) (Note 2 and Note 10) and its wholly owned subsidiaries, Spur Chemicals (BVI) Inc. and International Phosphate Mining Corporation (“International Phosphate”). All significant inter-company transactions and accounts have been eliminated.

Certain items have been reclassified to conform to the current period presentation. There is no effect on total results of operations or shareholders’ equity.

SPUR VENTURES INC.
NOTES TO INTERM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005
(Unaudited)

2. Mineral Properties

Yichang Phosphate Project

			Spur
	YMC		Ventures	Total
	RMB	CA$	CA$	CA$
Exploration and development costs
Balance, December 31, 2004	2,125,787	309,089	2,108,249	2,417,338
General and administration	460,571	66,230	-	66,230
Consulting	108,800	15,645	36,000	51,645
Travel	287,244	41,306	-	41,306
Legal and professional	69,352	9,973	-	9,973
Salaries and benefits	178,846	25,718	-	25,718
Translation adjustment	-	(3,400)	-	(3,400)
Balance, September 30, 2005	3,230,600	464,561	2,144,249	2,608,810

During the nine months ended September 30, 2005, the Company incurred exploration and development costs of $191,472 in relation to YMC.

3. Fixed Assets

				December 31,
	September 30, 2005			2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Building	$3,853,127	$172,729	$3,680,398	$1,597,625
Construction in progress	310,776	-	310,776	4,435,561
Machinery and equipment	5,605,992	472,900	5,133,092	2,316,359
Motor vehicle	119,147	22,732	96,415	37,558
Office equipment and furniture	89,657	26,491	63,166	45,181
Leasehold improvement	19,899	18,240	1,659	6,632
Total Fixed Assets	$9,998,598	$713,092	$9,285,506	$8,438,916

SPUR VENTURES INC.
NOTES TO INTERM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005
(Unaudited)

4. Land Use Rights

	September 30, 2005			December 31, 2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Land Use Rights	$836,381	$26,879 $	809,502	$482,639

5. Amount outstanding with minority shareholders

As of September 30, 2005, the Company has the following amounts outstanding with minority shareholders of YSC, Yichang Phosphorous Chemical Industries Group Co. (“YPCC”):

	September 30, 2005		December 31, 2004
	RMB	CA$	RMB	CA$

Bank loan for the benefit of YPCC (Note 6)	6,900,000	992,220	6,900,000	1,003,260

Loan from YPCC	(4,475,375)	(643,559)	(4,475,375)	(650,720)

Net exposure of YSC on loans	2,424,625	348,661	2,424,625	352,540

Other amounts due from YPCC and its subsidiaries	127,662	18,358	127,663	18,563

Total Due from YPCC	2,552,287	367,019	2,552,288	371,103

The company is still in discussion with YPCC and the Agricultural Bank of China regarding the full repayment of the bank loan, RMB6,900,000 ($992,220), which was due in December 2004 (Note 6).

6. Bank Loans

Principal Amount		Annual interest
RMB	CA$	rate	Maturity date

11,900,000	1,711,220	5.84%	October 27, 2005
2,700,000	388,260	5.58%	November 3, 2005
6,900,000	992,220	6.588% (Note 5)	December 27, 2004
21,500,000	3,091,700

SPUR VENTURES INC.
NOTES TO INTERM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005
(Unaudited)

The company has held discussion with Industry & Commerce Bank of China on the two loans due in late October and early November. The company has been given the option to renew the loans by paying back a small portion of the loans and putting up more collateral or simply to pay off the loans. The bank has agreed to give the company until the end of November to make a decision.

7. Capital Stock, Warrants and Options

(a)   Capital Stock

(i)   Authorized
         - Unlimited number of Common shares without par value
         - Unlimited number of Preferred shares without par value, issuable in series and with special rights and restrictions to be determined on issuance

(ii)  Issued and outstanding

	Number of
	common
	shares	Amount

Balance, December 31, 2004	39,889,328	$27,550,651
Exercise of options

- cash received	300,000	210,000

- transfer from stock option account	-	92,000
Exercise of warrants

- cash received	708,334	942,501

Issued for cash under private placement	17,142,858	30,000,001
Commission and related issuance costs for private
placement	-	(2,329,910)

Balance as of September 30, 2005	58,040,520	$56,465,243

100,000 stock options at an exercise price of $0.90 each and 200,000 stock options at an exercise price of $0.60 each were exercised during the nine-month period ended September 30, 2005.

SPUR VENTURES INC.
NOTES TO INTERM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005
(Unaudited)

On July 28, 2005, the company completed a private placement of 17,142,858 units at a price of $1.75 per unit, each unit comprising one common share and one-half share purchase warrant. Each whole warrant is exercisable for two years to acquire a common share at $2.00 per share. All shares and warrants have a hold period expiring on November 28, 2005. The brokers received a 6% commission ($1,800,000) and the Company incurred direct costs of $529,910. The net proceeds will be used to fund the Company’s development projects in China and for general corporate purposes.

(b) Warrants

There were 8,571,429 warrants granted on July 28, 2005 as part of the private placement. No warrants were cancelled during the nine-month period ended September 30, 2005. 408,334 warrants at $1.50 each, and 300,000 warrants at $1.10 each were exercised during the nine-month period ended September 30, 2005.

The following table summarizes information about warrants outstanding at September 30, 2005:

Number of warrants	Exercise price	Expiry date

5,421,666	$ 1.50	June 22, 2006
8,571,430	2.00	July 28, 2007
13,993,096

(c) Stock Options

The following is a summary of stock option transactions during the nine-month period ended September 30, 2005:

		Weighted
		average
	Options	exercise
	outstanding	price
Balance, December 31, 2004	5,535,000	$ 1.02
Granted	500,000	1.80
Granted	200,000	1.50
Exercised (Note 7(a))	(300,000)	0.70
Balance, September 30, 2005	5,935,000	1.09

On March 3, 2005, the Company granted incentive stock options of 500,000 shares at a price of $1.80 per share exercisable up to March 1, 2010, to a director. 50% of the options become vested on March 1, 2006 and the remaining 50% become vested on March 1, 2007.

SPUR VENTURES INC.
NOTES TO INTERM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005
(Unaudited)

On September 16, 2005, the Company granted incentive stock options of 200,000 shares at a price of $1.50 per share exercisable up to September 16, 2010, to an officer. 50% of the options become vested on August 29, 2006 and the remaining 50% become vested on August 29, 2007.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with assumptions for the grant as follows:

Risk free interest rate	3.41% - 3.64%
Expected life of options in years	2 to 5 years
Expected volatility	36 - 57%
Dividend per share	$0.00

The following table summarizes information about stock options outstanding at September 30, 2005:

	Option
	Exercise
Number of options	Price	Expiry Date

50,000	$ 0.90	October 18, 2005
700,000	0.90	June 19, 2006
2,000,000	0.60	May 6, 2008
635,000	1.20	June 19, 2008
1,650,000	1.50	July 23, 2009
200,000	1.50	October 12, 2009
500,000	1.80	March 1, 2010
200,000	1.50	September 16, 2010
5,935,000

During the nine months ended September 30, 2005, stock-based compensation expense of $618,661 was recognized for options previously granted and vesting over time.

8. Related Party Transactions

During the three-month period ended September 30, 2005, the Company paid consulting fees of $55,678 (2004: $130,147) to companies controlled by two directors and two officers. (2004: six directors and two officers).

During the nine-month period ended September 30, 2005, the Company paid consulting fees of $169,919 (2004: $368,748) to companies controlled by three directors and two officers (2004: six directors and two officers).

SPUR VENTURES INC.
NOTES TO INTERM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005
(Unaudited)

9. Segmented Information

Management considers the exploration and development of phosphate deposits in China to be the Company’s principal activity. All of the expenditures incurred in China in respect of this activity to date have been capitalized.

			September 30, 2005

	Canada	China	Consolidated

Current assets	$25,083,783	$16,047,176	$41,130,959
Other assets	110,701	-	110,701
Fixed assets - net	12,983	9,272,523	9,285,506
Land used right - net	-	809,502	809,502
Mineral properties	-	2,608,810	2,608,810

Total assets	$25,207,467	$28,738,011	$53,945,478

			December 31, 2004

	Canada	China	Consolidated

Current assets	$15,931,184	$844,883	$16,776,067
Fixed assets - net	18,694	8,420,222	8,438,916
Land used right - net	-	482,639	482,639
Mineral properties	-	2,417,338	2,417,338
Total assets	$15,949,878	$12,165,082	$28,114,960

10. Commitments, Obligations and Subsequent Events

(a) Acquisition of fertilizer related businesses

The Company signed a binding agreement on June 29, 2005 to acquire the fertilizer related businesses of Hebei Tianren Chemical Corporation (“Tianren”), a shareholding Chinese company, and to merge the management teams and assets of both companies. Under the agreement the Company will assume bank debt of these businesses of US$ 3.4 million as of the end of the first quarter of 2005. The Company will acquire these businesses in consideration for the issue to Tianren of approximately 15.5 million shares of Spur Ventures Inc.

SPUR VENTURES INC.
NOTES TO INTERM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005
(Unaudited)

(b) Mining License Transfer recommendation at Yichang city level

On October 15, 2005, YMC successfully secured the recommendation of the Yichang City authorities for the transfer of the mining licenses. The Company is now assisting the Hubei Province authorities in their review of the transfer of the mining licenses for the Dianziping and Shukongping titles from YPCC to YMC. Yichang City agreed that YMC operate under the terms of original contract and the MOU signed in October, while it is waiting for final regulatory approval in China on the changes in terms of the Joint Venture Company.